March 30, 2020

Brian M. Stuglik
Chief Executive Officer
Verastem, Inc.
117 Kendrick Street, Suite 500
Needham, MA 02494

       Re: Verastem, Inc.
           Registration Statement on Form S-1
           Filed March 23, 2020
           File No. 333-237332

Dear Mr. Stuglik:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Fischer at 202-551-3415 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Thomas J. Danielski, Esq.